EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

[redacted]

02042432

SUPPL

SEC MAIL PROCESSING RECEIVED JUL - 2002 WASH. D.C. 154 SECTION

July 3, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

/lb
Enclosures

United States Sec Filing
July 3, 2002

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. News Release – June 5, 2002
   Emgold Renegotiates Option Agreement to Acquire The Idaho-Maryland Mine

2. News Release – June 20, 2002
   Emgold commences 2002 Stewart Property Exploration Program

B. Correspondence with B.C. Securities Commission

1. Form 45-102F2 – Qualifying Issuer Certificate
   Re: May 28, 2002 Resolution.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Emgold Mining Corporation** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 28, 2002** of **2,250,000** common share of the Company, **Emgold Mining Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **3rd** day of **June, 2002.**

EMGOLD MINING CORPORATION

"Shannon M. Ross"

By: ______________________________

Shannon M. Ross, Secretary & Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com / www.langmining.com

June 20, 2002

Ticker Symbol: EMR-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD COMMENCES 2002 STEWART PROPERTY EXPLORATION PROGRAM

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce that it has commenced the 2002 exploration program on its Stewart Property, near Ymir in southeastern British Columbia. The Stewart property consists of 166 mineral claim units and is located close to the new Gold Mountain Zone discovery on Sultan Minerals Inc.'s Kena Property.

In late fall of 2001, Emgold conducted 5 small soil sampling programs designed to define areas of gold and gold-tungsten mineralization. These grids were put in over favourable geology, historic workings or along trend from existing anomalous areas. All five grids returned gold soil geochemical anomalies, which will require follow up work to expand and to determine the limits of this mineralization (See News Release dated December 10, 2001).

Recently, with the increase in molybdenum prices, Emgold is also re-evaluating the known molybdenum potential on the Stewart Property. An article written by Reuters Company News on June 5, 2002 states: "The unprecedented rise in molybdenum prices continued in Europe.....with a panicky market soaring to levels last seen over seven years ago, amid a scramble for scarce supplies....There are just no concentrates around – it is a real shortage here, one UK trader said....Molybdenum oxide, which is used mainly as an alloying additive in steel production to enhance strength and corrosion resistance, was around the $8.00/$9.00/lb., the highest since April 1995."

The increase in molybdenum price is due to decreasing supplies, largely due to the fact that 60-70% of molybdenum is produced as a by-product from copper mining operations, which have had major cutbacks lately. Molybdenum demand, however, had held up well.

Original work on the Stewart Property in the 1970s and 1980s concentrated on following up the very high grade "Stewart Moly" zone. Drilling by Shell Minerals in 1980 discovered wide intersections of molybdenum mineralization including 57 metres grading 0.465% molybdenite. Sixteen holes drilled into the Phase II Breccia area in 1981 allowed Shell to outline 204,000 tonnes of continuous molybdenite mineralization grading 0.370% MoS_2 in a small podiform body. Over the past few years, the declining interest in molybdenum led companies to concentrate on the gold and tungsten mineralization on

the Stewart Property. With this recent, fairly dramatic, increase in molybdenum prices Emgold is currently re-evaluating the molybdenum potential of the Stewart Property.

Currently a small soil geochemistry program is being conducted in the eastern portion of the claims. This survey follows the trace of the favourable Rossland Group volcanics and its associated intrusive (including Silver King Porphyry and rhyolite dykes). Gold mineralization is the target of this current survey.

The proposed 2002 exploration program on the Stewart Property is a 2-phase program. Phase I consists of geochemical sampling followed by detailed geological mapping of the anomalous areas. Phase II will include geophysical (induced polarization) surveying and excavator trenching over the best anomalous areas for gold, tungsten and molybdenum. This work will be followed up with a 1500 metre diamond drilling program. Phase II is dependent upon successful financing. Cost for Phase I is estimated at $40,000 and Phase II at $210,000 for a total cost of $250,000.

Please note that the Annual General Meeting of Emgold Mining Corporation is to be held next Thursday, June 27, 2002 at 2:00 p.m. at the Four Seasons Hotel, Strathcona Room.

F.A. Lang, P. Eng.,
President

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com / www.langminng.com

June 5, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

Emgold Renegotiates Option Agreement To Acquire The Idaho-Maryland Mine

Emgold Mining Corporation (EMR-TSXVX) and its US subsidiary, Emperor Gold (US) Corp. (collectively referred to as "the Company" or "Emgold") are pleased to report that they have entered into a revised mining lease and option to purchase agreement ("the Agreement") with Mary Bouma, Erica Erickson and William Toms (collectively referred to as the "BET Group") to acquire the Idaho-Maryland Mining Property ("The Property") located in Grass Valley, California. The Agreement includes a mining lease and option to purchase the Property, consisting of approximately 2,750 acres of minerals and mineral rights (with no surface rights), approximately 37 acres of land (referred to as the "Brunswick Property") with mineral rights located around the New Brunswick Shaft and an additional parcel of 56 acres (referred to as the "BET Property") of land located west of the Brunswick Property. The term of the lease agreement is five years commencing on June 1, 2002.

The Agreement includes a settlement of past delinquencies owing to the BET Group involving rent, royalty, option payments and property taxes of US$139,000 payable in three installments as follows: US$16,000 on May 31, 2002; US$28,000 on August 1, 2002; and US$95,000 on December 1, 2002. During the term of the lease agreement and prior to Emgold's exercise of the option to purchase the Property, any production from the property will be subject to a 3 % Net Smelter Royalty ("NSR").

Emgold has the option to purchase the Property for US$4,350,000 during the 5-year term of the lease. Under the terms of the Agreement, Emgold has agreed to pay to the BET Group the following non-refundable amounts: US$9,000 on each of the following dates, May 31, 2002, August 1, 2002 and December 1, 2002; US$19,500 quarterly on the first business day of each of the following months, February, May, August and November 2003; and US$25,500 quarterly on the first business day of each of the same months for the balance of the lease agreement through 2007. The cost of the option to purchase increases by 3% each year to the time of purchase. Emgold has the right to purchase the Property outright at any time by pre-paying the principal and in any amount without premium or penalty to the BET Group. Emgold is also responsible for paying all appropriate taxes on the Property. The Agreement is subject to regulatory approval.

Emgold is planning the next stages of exploration and development of the Idaho-Maryland, which may allow the mine to go into production using a smaller and more cost effective exploration and development program. The Company is currently reviewing the

steps required for modification to the existing exploration permit (Nevada County - USE Permit U94-017) to allow for the installation of an exploration ramp from the surface to the 600-foot level. As a part of the review and developmental planning for the exploration program, Emgold will be working closely with the Nevada County Planning Department and will also engage the services of a well-recognized third party mining consulting company to prepare a scoping study. The study will include a review of all technical and historical data, as well as a review of the necessary steps to modify the existing exploration permit and proceed with the installation of an exploration ramp to test specific drill targets located near the upper levels of the historic mine workings. The exploration ramp would be strategically located adjacent to known targets near the historic Idaho Number 1 vein, which produced 1 million ounces of gold from 1 million tons of ore. Diamond drilling would be completed on targets at the 300, 400, 500 and 600-foot levels, culminating in the removal of a 10,000-ton bulk sample to test the ID1-3 vein. The scoping study will specifically address the definition of the various exploration targets and the steps required to complete a feasibility study and put the mine back into production.

The three compartment, 3460 foot deep, New Brunswick vertical shaft provided access to the Idaho-Maryland's 15 working levels. Over 71 miles of underground workings provide access to much of the property. The Idaho-Maryland mine was partially developed and mined from 160 veins with an additional 55 partially defined veins, which were not mined but delineated by drilling prior to closure in 1956. The historical database includes the results of over 42 miles (230,000 feet) of exploration and development drilling. The Idaho-Maryland vein system lies within a wedge-shaped block, which is confined by three bounding faults. The historic system has been documented as being about 9,000 feet long up to 3,000 feet wide, and has been partially mined from surface to a vertical depth of 3,280 feet, which is the lowest level in the mine.

The Idaho-Maryland Mine was discovered in 1851 and produced from 1862 through 1956. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons or a recovered grade of 0.43 ounces of gold per short ton. At the time of closure in 1956, there were 25 different working faces on 6 different levels.

William J. Witte, P. Eng.
Executive Vice President

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com